Exhibit 99.1
[Translation]
February 26, 2010
To whom it may concern:

Company name:	Nippon Oil Corporation
Representative:	Shinji Nishio, Representative Director, President
(Code: 5001
The first sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, and the Fukuoka Stock Exchange and the Sapporo Securities Exchange)
Contact person:	Kyugo Yotsuya, Group Manager, Investor Relations Group, Investor Relations Dept., Corporate Management Division I
Telephone number:	+81-3-3502-1184
Notice Concerning Assignment of Fixed Assets
Nippon Oil Corporation (President: Shinji Nishio, the “Company”) resolved today to assign its sectional ownership of “GranTokyo South Tower” to Yaesu Investments, a special purpose company. In connection with the foregoing, the Company provides notice of the following.

1.	Details of Assets to be Assigned

(1) Name	Section of the “GranTokyo South Tower” owned by the Company (equivalent to 4.8% of the total area of GranTokyo and 11.64% of the GranTokyo South Tower)
(2) Location	9-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo (residence indication)
(3) Site Area (area to be assigned by sectional ownership)	893.46m2
(4) Total Building Floor Area (Registered Area)	139,785.73m2 (Entire building)
10,733.45m2 (Including sectional ownership areas and communal areas)
(5) Date of Construction	November 2007
(6) Scheduled Assignment Price	40,000 million yen (excluding consumption tax)
(7) Book Value (Estimated)	13,374 million yen
(8) Gain from Assignment (Estimated)	26,626 million yen

2.	Details of Purchaser

(1) Trading Name	Yaesu Investments (Special Purpose Company)
(2) Location of Head Office	2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
(3) Representative	Kenji Iimori, Director
(4) Capital Investor	Several capital investors are expected (Not yet determined)
(5) Specific Capital	0.2 million yen
(6) Relationship with the Company	Capital Relationship	None
	Personal Relationship	None
	Transactional Relationship	None
	Relationship with Related Parties	None

3.	Reason for Assignment
The real estate will be assigned in order to effectively utilize assets.

4.	Effects on Financial Results
The forecasts of financial results for Fiscal 2009 (from April 1, 2009 to March 31, 2010) as announced at the time of the third quarter earnings announcement on January 29, 2010 take into account the assignment.

5.	Sale and Purchase Timeline (Scheduled)

Conclusion of Sale and Purchase Agreement:	March 19, 2010

Delivery of Property:	March 30, 2010
(End of Document)

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